UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 1-35016

SGOCO Group, Ltd.

Room 1301, 13/F, Golden Centre,

188 Des Voeux Road Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Departure of Director

On August 18, 2016, Mr. Tin Man Or, the Chairman and a member of the Board of Directors (the “Board”) of SGOCO Group, Ltd. (the “Company”) passed away. The Board is in the process of interviewing candidates to fill the vacancy on the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: August 29, 2016	By: /s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer